Filed Pursuant To Rule 433

Registration No. 333-286293

May 15, 2025

Dave LaValle Interview with Nasdaq Tradetalks – 5.15.25

GLOBAL MARKET REPORTER, NASDAQ, JILL MALANDRINO: Welcome to NASDAQ Trade Talks. I'm your host, Jill Malandrino, global market reporter at NASDAQ. We're coming to you live in Toronto from Consensus 2025 by CoinDesk. Joining us for the segment, Dave LaValle with US Global head of ETFs over at Grayscale. And we're here to discuss adoption trends and how the product cycle is continuing to evolve. Great to see you as always.

GLOBAL HEAD OF ETFS, GRAYSCALE INVESTMENTS, DAVID LAVALLE: It's awesome to be here. How are you doing?

MALANDRINO: Doing good now that you're here. The success of spot Bitcoin ETFs, it was phenomenal, right?

LAVALLE: Yeah.

MALANDRINO: So how is Bitcoin product market, how's it continuing to mature? What are some of the exposures that you're thinking about for 2025?

LAVALLE: Look, Jill, we're 16 months after, you know, the Bitcoin ETF approval. There's a hundred billion in assets. Obviously, it's a total inflection point for, you know, the real adoption of crypto into, you know, traditional portfolios. And the ETF has long democratized asset classes and crypto is just the next version of that. What I can say is that since this, you know, approval, the conversations with financial advisors have really changed. It started with a binary decision: Yes to Bitcoin or no to Bitcoin. And now it's really about: Oh wait a minute, how do we incorporate this into our portfolio? How do we take advantage of how we can incorporate it? Where do we put it? And the financial advisors are really, you know, focused on being educated because historically they haven't had the need or the desire to.

MALANDRINO: Well, of course it's gonna impact their practice, right. If clients are looking for that, whether it's digital asset exposure, faults in general, which is another big trend they're gonna have to understand, you know, and, and make the priority of educating themselves and understanding what the risk profile looks like.

LAVALLE: Well, risk is really where it comes down to, and originally financial advisors had an asymmetric downside risk if they were going to, you know, suggest to their client to make an allocation to crypto. And with the ETF conversion, what's happened now is the asymmetric risk is totally inverted. And if a, you know, client comes to a financial advisor and the financial advisor doesn't have a strategy or isn't educated, they have a financial risk of losing that client. And with 80 trillion of wealth that's going to transfer generationally, the next generation is going to need a strategy from the financial advisor. And so those are some of the conversations that we're having. We have the lowest cost Bitcoin ETF in market. We have the lowest cost Ethereum ETF in market. And that's really, you know, fostering great conversations with clients.

MALANDRINO: Speaking of Ethereum ETFs, you also, they also need to understand and conceptualize what the different underlying assets are versus Bitcoin. Um, how are you advocating for introducing assets into Ethereum and as products continue to evolve?

LAVALLE: Yeah, so I think one of the things about partnering with a, you know, fully dedicated crypto asset manager like Grayscale is that you can actually have those conversations beyond just Bitcoin as a digital store of value. And so we obviously have our Ethereum product in market, and those conversations are a little bit more challenging because financial advisors can conceptualize the concept of digital store value for Bitcoin. When you start talking about Ethereum being a disruptive technology and being, you know, something that's gonna disrupt the way that we kind of have the next generation of the internet, it takes a little bit more of a sophisticated approach and that's where great scale really shines.

MALANDRINO: Right, well, when you think about Ethereum and, you know, other digital assets that are part of the infrastructure that growing, I mean, that doesn't, it's not much different than when you're thinking about the technology that's applied for, let's call it more traditional industries. I mean, everything has an infrastructure associated with it.

LAVALLE: Absolutely.

MALANDRINO: What about new ETF followings and, and product developments that are coming to market, um, including, what do you think could be improved next?

LAVALLE: So what I would say is that the conversation we're having our clients are becoming more and more sophisticated. So we'll have a conversation with a client. They'll say yes to Bitcoin, but maybe the Bitcoin ETF is not approved on their platform. And so they need a bitcoin replication strategy. So we have a Miners product, we have a Bitcoin on balance sheet product, and these products have high correlation to the underlying, you know, price of Bitcoin, but they're in, you know, global equity representation of that. We also have some covered call strategies. So how about harness the volatility of Bitcoin and turn that into a kind of yield generating product? So we have BTCC, which has like, you know, at this point over 50% annualized, you know, yield, which is incredible. And then of course we have, you know, digital asset products that are gonna be kind of pushing down, you know, the market cap spectrum. And I think everybody always asks me, what's the next ETF gonna be? Is it gonna be Solana? And I think, um, you know, what I do is I point to the timeframes of these filings and, you know, the next kind of x on the 240 day clock 4b19 before is our Digital Large Cap Fund. So this is gonna be a token, excuse me, a uh, index based multi token product, and I think it's gonna be approved in the summer.

MALANDRINO: I think it's interesting as you're seeing the growth of indexes within the digital asset space. You had mentioned before that the ETFs might not be available on advisor platforms. How, how is it differentiated from the product that you are offering then?

LAVALLE: Yeah, yeah, exactly. So we're working with all of the wealth management platforms, the largest wirehouses in the world. In fact, about a week and a half ago we had over 30, you know, billion dollars in one room talking to due diligence teams to explain to them, you know, who Grayscale is, how the products work to get them more and more comfortable with it. Again, their advisors on those platforms are pounding their door down to say, we need the Bitcoin ETF and we want great scale because it's the cheapest one in market. So we're having great conversations getting them over the finish line, um, and that will offer a much more broader adoption to the 30 trillion in assets that are on these wealth management platforms.

MALANDRINO: There is framework that's introduced and policy legislation is passed. That's gonna be a catalyst as well. Right?

LAVALLE: Right.

MALANDRINO: I mean, these are the, you know, wealth management or more traditional types of financial companies need to hear that. They need to understand, you know, the environment that they're operating in.

LAVALLE: The reality is, is there's been a total change in the regulatory winds. We had regulatory headwinds that have turned into industry tailwinds. And I said, we have long been saying we have gone from, you know, this you very certain unfavorable regulatory environment to a much more favorable but a bit uncertain regulatory environment. And so that's offered us the opportunity to take advantage of the executive order that came outta the White House and the Crypto Task Force, and to, you know, get back down to Washington DC and continue to educate as a leader in the market. And that education is going to lead to really sensible, thoughtful regulation that's going to be to the net benefit of the investor.

MALANDRINO: Thanks for the insight as always and thanks for joining us on TradeTalks.

LAVALLE: Great to be here.

MALANDRINO: And thanks for joining me from Consensus, I’m Jill Malandrino, global markets reporter at NASDAQ.

Grayscale Digital Large Cap Fund LLC ("GDLC") has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GDLC has filed with the SEC for more complete information about GDLC and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, GDLC or any authorized participant will arrange to send you the prospectus after filing if you request it by emailing info@grayscale.com or by contacting Grayscale Securities, 290 Harbor Drive, Stamford, CT 06902.